UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 24, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Terra Tech Corp.

File No. 333-191954 - CF#30483
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Terra Tech Corp. submitted an application under Rule 406 requesting confidential treatment for information it excluded from an Exhibit to a Form S-1 originally filed on October 28, 2013, as amended.

Based on representations by Terra Tech Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

        Exhibit 10.12   through December 4, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Elizabeth M. Murphy
        Secretary